

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 30, 2017

<u>Via E-Mail</u>
Stefan Krause
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325
Frankfurt am Main
Germany

>   **Re: Deutsche Bank Aktiengesellschaft**
>   **Form 20-F for the Fiscal Year Ended December 31, 2016**
>   **Filed March 20, 2017**
>   **File No. 1-15242**

Dear Mr. Krause:

We refer you to our comment letter dated June 30, 2017 regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Cecilia Blye
>
>   Cecilia Blye, Chief
>   Office of Global Security Risk

cc: Matthias Otto, Deputy General Counsel
     Deutsche Bank Aktiengesellschaft

     Dietrich King
     Assistant Director